EXHIBIT 99.1

News Release dated November 28, 2017, Suncor Energy confirms first oil production at Hebron project

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars

Suncor Energy confirms first oil production at Hebron project

Calgary, Alberta (Nov. 28, 2017) – Suncor today confirmed that it has been advised by the operator of the Hebron project, ExxonMobil Canada, that Hebron produced its first barrel of oil on Nov. 27, 2017.

At peak, Hebron is expected to produce up to 150,000 barrels of oil per day with approximately 31,000 barrels of oil per day net to Suncor. Suncor holds a 21 per cent interest in the project.

“I’d like to acknowledge the co-venturers and the operator, ExxonMobil Canada for bringing this project on line safely and ahead of schedule,” said Steve Williams, Suncor president and chief executive officer. “Hebron is a significant addition to our profitable offshore portfolio.  It maintains Suncor’s position as the only company with ownership in all major producing assets off the East Coast of Canada.”

Hebron is an oil field located offshore Newfoundland and Labrador in the Jeanne d’Arc Basin 350 kilometres southeast of St. John’s, the capital of Newfoundland and Labrador. The Hebron Project co-venturers are: Chevron Canada Limited, ExxonMobil Canada Properties (operator), Nalcor Energy – Oil and Gas, Statoil Canada Ltd. and Suncor Energy Inc.

For more details on the project, please review the operator’s news release available here:

http://www.hebronproject.com/mediacentre/2017/firstoil.aspx

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: expected peak production from the Hebron project, including net production to Suncor. Some of the forward-looking statements may be identified by words like “expected” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies, including royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; the satisfaction by third parties of their obligations to Suncor; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis dated October 25, 2017, its most recent Annual Information

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Form, Form 40-F and Annual Report to Shareholders, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or together.suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com